

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 4, 2010

Mr. Grant L. Siler
Principal Accounting Officer
Archon Corporation
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030

> **Re: Archon Corporation**
> **Form 10-K for the year ended September 30, 2009**
> **Form 10-K for the year ended September 30, 2008**
> **File Number: 001-09481**

Dear Mr. Siler:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief